BYLAWS OF
GUARDIAN ATHLETICS, INC.

TABLE OF CONTENTS

<h1 style="text-align:center">ARTICLE I
OFFICES</h1>

Section 1.01 REGISTERED AND PRINCIPAL OFFICE AND AGENT. The registered and principal office of the Corporation shall be located within Minnesota as set forth in the Corporation's Articles of Incorporation. The Board of Directors may at any time change the registered office by making the appropriate filing with the Minnesota Secretary of State. The initial registered agent of the Corporation shall be as set forth in the Corporation's Articles of Incorporation. The Corporation shall not have a registered agent. The Board of Directors may at any time change the designation of a registered agent by making the appropriate filing with the Minnesota Secretary of State.

Section 1.02 PRINCIPAL EXECUTIVE OFFICE. The principal executive office of the Corporation shall be located at 1409 N riverfront Dr. Suite 201, Mankato, MN 56001, provided that the Board of Directors shall have the power to change the location of the principal executive office at any time.

Section 1.03 OTHER OFFICES. The Corporation may also have other offices at any places, in or outside Minnesota, as the Board of Directors may designate, or as the business of the Corporation may require, or as may be desirable.

Section 1.04 BOOKS AND RECORDS. Any records maintained by the Corporation in the regular course of its business, including its share register, books of account, and minute books, may be maintained on any information storage device or method if the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

<h1 style="text-align:center">ARTICLE II
SHAREHOLDERS</h1>

Section 2.01 PLACE OF MEETING. Meetings of the shareholders shall be held at any place in or outside Minnesota as shall be fixed by the Board of Directors and designated in the notice of the meeting or executed waiver of notice. If no location is designated for a meeting, the meeting shall be held at the principal executive office of the Corporation. If the shareholders of the Corporation call a meeting of shareholders then it shall be held in the county where the principal executive office is located.

Section 2.02 PARTICIPATION IN MEETINGS OF SHAREHOLDERS BY REMOTE COMMUNICATION. The Board of Directors may authorize, subject to any guidelines and procedures it shall adopt, a meeting of shareholders to be held solely by remote communication or a shareholder not physically present at a meeting of shareholders held at a physical location to participate in the meeting by remote communication. Shareholders participating by remote communication shall be considered present in person and may vote at the meeting, subject to the conditions imposed by applicable law. The Corporation shall implement reasonable measures to:

        (a)   Verify that each person deemed present and entitled to vote at the meeting by remote communication is a shareholder.

        (b)   Provide each shareholder participating by remote communication with a reasonable opportunity to participate in the meeting, including an opportunity to:

        (i)   read or hear the proceedings of the meeting substantially concurrently with those proceedings;

        (ii)   if allowed by the procedures governing the meeting, have the shareholder's remarks heard or read by other participants in the meeting substantially concurrently with the making of those remarks; and

        (iii)   if otherwise entitled, vote on matters submitted to the shareholders.

Section 2.03   REGULAR MEETING. A regular meeting of shareholders, for the purpose of electing directors and transacting any other business as may be brought before the meeting, shall be held on the date and time set by the Board of Directors and stated in the notice of the meeting. If a regular meeting has not been held during the immediately preceding 24 months, a shareholder or shareholders holding at least 3% of the of the voting power of all shares entitled to vote may demand in writing to the Corporation's chief executive officer (the "**CEO**") or chief financial officer (the "**CFO**") that a regular meeting be held.

Section 2.04   SPECIAL SHAREHOLDERS' MEETINGS. Special meetings of the shareholders may be called by the CEO, CFO, two or more directors, or on written demand of one or more shareholders holding at least 20% of the voting power of all shares entitled to vote (33% if the meeting is for the purpose of considering any action related to a business combination, including an action to change or otherwise affect the composition of the Board of Directors for such purpose). Only business within the purpose or purposes described in the notice or executed waiver of notice may be conducted at a special meeting of the shareholders.

Section 2.05   SHAREHOLDER NOMINATIONS AND PROPOSALS. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a shareholder, the shareholder or shareholders of record intending to propose the business (the "**Proposing Shareholder**") must have given written notice of the Proposing Shareholder's nomination or proposal, either by personal delivery or by United States mail to the Secretary not earlier than 120 calendar days and not later than 30 calendar days before the date such annual meeting is to be held. If the current year's meeting is called for a date that is not within 30 days of the anniversary of the previous year's annual meeting, notice must be received not later than ten calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of shareholders begin a new time period for giving a Proposing Shareholder's notice as provided above.

For business to be properly brought before a special meeting of shareholders, the notice of the meeting sent by or at the direction of the person calling the meeting must set forth the nature of the business to be considered. A person or persons who have made a written request for a special meeting pursuant to Section 2.04 of these Bylaws may provide the information required for notice of a shareholder proposal under this section simultaneously with the written request for the meeting submitted to the Secretary or within ten calendar days after delivery of the written request for the meeting to the Secretary.

A Proposing Shareholder's notice shall include as to each matter the Proposing Shareholder proposes to bring before either an annual or special meeting:

 (a) The name and address of the Proposing Shareholder, and the classes and number of shares of the Corporation held by the Proposing Shareholder.

 (b) If the notice is in regard to a nomination of a candidate for election as director:

  (i) the name, age, and business and residence address of the candidate;

  (ii) the principal occupation or employment of the candidate; and

  (iii) the class and number of shares of the Corporation beneficially owned by the candidate.

 (c) If the notice regards a proposal other than a nomination of a candidate for election as director, a brief description of the business desired to be brought before the meeting and the material interest of the Proposing Shareholder in such proposal.

Section 2.06 FIXING THE RECORD DATE. For the purpose of determining shareholders entitled to notice of or vote at any meeting of shareholders or any adjournment thereof, the record date shall be the date specified by the Board of Directors or an officer authorized by the Board of Directors that is not more than 30 days before the shareholder meeting.

Section 2.07 NOTICE OF SHAREHOLDERS' MEETING. Notice stating the date, time, and place of the meeting, the means of remote communication by which shareholders may be considered present and may vote at the meeting, dissenters' rights, if applicable, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than 10 days and not more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting. Notice shall be given personally, orally, by mail, or by any electronic communication that the shareholder has consented to.

Notwithstanding the preceding paragraph, notice of a meeting of shareholders to consider a fundamental transaction, as defined by Minnesota law, shall be given to all shareholders, whether or not entitled to vote, not less than 14 days before the date of the meeting. Notice of such action shall comply with any other requirements set by law.

A shareholder may give waiver of notice before, at, or after the meeting in writing, orally, or by attendance. Attendance at a meeting constitutes waiver of notice of the meeting, except when the shareholder objects at the beginning of the meeting to the lawfulness of the meeting or objects before a vote on an item of business to the lawfulness of its consideration at the meeting and does not participate in its consideration.

Section 2.08 VOTING LISTS. The Corporation shall prepare, as of the record date fixed for a meeting of shareholders, a list of shareholders entitled to vote at the meeting (or any adjournment thereof). The list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting.

If any shareholders are participating in the meeting by remote communication, the list shall be open to examination by the shareholders for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided to shareholders with the notice of the meeting.

Section 2.09 QUORUM OF SHAREHOLDERS. The presence in person or by proxy of the holders of a majority of the voting power of the shares entitled to vote at a meeting of shareholders constitutes a quorum. Once a quorum has been established at a meeting, the shareholders present can continue to do business until adjournment of the meeting notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 2.10 CONDUCT OF MEETINGS. The Board of Directors may adopt by resolution rules and regulations for the conduct of meetings of the shareholders as it shall deem appropriate. At every meeting of the shareholders the CEO, or, in his or her absence or inability to act, a director or officer designated by the Board of Directors, shall serve as chair of the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

The chair of the meeting shall determine the order of business and, in the absence of a rule adopted by the Board of Directors, shall establish rules for the conduct of the meeting. The chair of the meeting shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes, or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

Section 2.11 INSPECTORS. The Board of Directors, in advance of any meeting of shareholders, may appoint one inspector of election who may be employees of the Corporation, to act at the meeting or any adjournment thereof.

The inspectors of election shall (a) determine the number of shares outstanding, the voting power of each, the shares represented at the meeting, whether a quorum is present, and the validity and effect of proxies, (b) receive votes, ballots, or consents, (c) hear and determine all challenges and questions arising in connection with the right to vote, (d) count and tabulate all votes, (e) determine and announce the result, and (f) do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability, and as expeditiously as is practical. The inspectors shall certify the results to the presiding official. If three or more inspectors are appointed, the decision, act, or certificate of a majority of the inspectors shall be effective in all respects.

Section 2.12   VOTING OF SHARES.

        (a)   Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the Articles of Incorporation or the terms of the shares provide for more or less than one vote per share or limit or deny voting rights to the holders of the shares of any class or series.

        (b)   (i) Unless the Minnesota Business Corporation Act ("**BCA**") or the Articles of Incorporation require a larger proportion or number for a particular action, shareholders take action (other than the election of directors) upon the affirmative vote of a majority of the greater of (a) the voting power of the shares present and entitled to vote on the action at the meeting or (b) the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

        (ii) If a class or series of shares is entitled to vote separately as a class or series, shareholder action shall also require the affirmative vote of the same proportion of the shares present of that class or series, or of the total outstanding shares of that class or series, as required under Section 2.11(b)(i), unless the Articles of Incorporation require a larger percentage.

        (c)   Directors are elected by a plurality of the voting power of the shares present and entitled to vote in the election at a meeting at which a quorum is present.

        (d)   Shareholders are prohibited from cumulating their votes in any election of directors of the Corporation.

Section 2.13   VOTING BY PROXY OR NOMINEE. A shareholder may vote either in person or by proxy executed by the shareholder or the shareholder's attorney-in-fact. The proxy must be authorized by filing a signed, written appointment with an officer of the Corporation or by telephonic transmission or authenticated electronic communication to the Corporation or its duly authorized agent with information sufficient for the Corporation to determine that the shareholder authorized the appointment.

No proxy shall be valid 11 months from the date of its execution unless otherwise expressly provided in the proxy. A proxy may be terminated at will unless the proxy is coupled with an interest in which case it may be terminated only according to the terms of any agreement between the parties to the appointment. The death or incapacity of the shareholder appointing a proxy shall not revoke the authority of the proxy unless written notice of the death or incapacity is received by an officer of the Corporation before such authority is exercised.

Section 2.14   ACTION BY SHAREHOLDERS WITHOUT A MEETING. Any action required or permitted to be taken at an annual or special meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on the action.

Any action required or permitted to be taken at an annual or special meeting of the shareholders may also be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by the shareholders having the voting power required to take the action at a meeting at which all shareholders were present (but not less than a majority). The Corporation shall send notice of the text and effective time of the action taken to all shareholders who did not consent to the action within five days after the effective time of the action.

ARTICLE III
DIRECTORS

Section 3.01   POWERS. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, subject to powers expressly conferred upon or reserved to the shareholders, and subject to any limitations set forth under the BCA, the Articles of Incorporation, or these Bylaws. Directors must be natural persons and 18 years of age.

Section 3.02   NUMBER OF DIRECTORS. The number of directors shall be one provided that the number may be increased or decreased from time to time by an amendment to these Bylaws according to the BCA.

Section 3.03   TERM OF OFFICE. At the first regular meeting of shareholders and at each regular meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors to hold office until the next succeeding regular meeting.

Section 3.04   REMOVAL. Any or all of the directors, or a class of directors, may be removed from office at any time with or without cause by a vote of the holders of 66% of the voting power of all shares entitled to elect directors (or, in the case of a director elected solely by a class or series of shares, of all shares of the class or series entitled to elect that director). The Board of Directors may remove any director that the Board of Directors named to fill a vacancy by the affirmative vote of the remaining directors if the shareholders have not elected directors since the appointment to fill the vacancy. If one or more directors are so removed, new directors may be elected at the same meeting.

Section 3.05   RESIGNATION. A director may resign by giving written notice to the Corporation. The resignation shall be effective upon the later of the date the notice of resignation is given or the effective date specified in the notice. Acceptance of the resignation shall not be required to make the resignation effective.

Section 3.06   VACANCIES. Vacancies due to the death, resignation, removal, or disqualification of an existing director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Vacancies due to an increase in the size of the Board of Directors may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and holds office until a qualified successor is elected by the shareholders at the next regular or special meeting of shareholders.

Section 3.07   MEETINGS OF DIRECTORS. Meetings of the Board of Directors may be held at any place in or outside Minnesota that the Board of Directors may select. If the Board of Directors fails to select a place for the meeting, the meeting shall be held at the principal executive office of the Corporation.

A meeting of the newly-elected Board of Directors shall be held without other notice immediately after and at the place of each regular meeting of shareholders, at which meeting the board shall elect officers and transact any other business as shall come before the meeting. Other meetings of the Board of Directors may be held at such times and places in or outside Minnesota as the Board of Directors may fix by resolution.

Section 3.08   REMOTE COMMUNICATION.

Meetings of the Board of Directors may be held solely by one or more means of remote communication by which all directors may participate with each other during the meeting, if proper notice of the meeting is given and if the number of directors participating represents a quorum.

A director may participate in a meeting of the Board of Directors by conference telephone or other means of remote communication authorized by the Board of Directors if the director, the other directors participating by remote communication, and all directors physically present at the meeting may participate with each other during the meeting.

Participation by remote communication shall constitute presence in person at the meeting.

Section 3.09   NOTICE OF DIRECTORS' MEETINGS. A director may call a meeting of the Board of Directors by giving at least ten days' notice stating the purpose, date, time, and place of the meeting, given to all directors personally, by US Mail, or any electronic communication the director has consented to receive notice at. If the meeting date, time, and place was fixed by the Articles of Incorporation or these Bylaws or announced at the previous meeting then no notice is required.

Section 3.10   WAIVER OF NOTICE OF DIRECTORS' MEETINGS. Any director entitled to notice of a meeting of the Board of Directors may waive notice before, at, or after the meeting in writing, orally, by authenticated electronic communication, or by attendance. A director's participation or attendance at a meeting shall constitute waiver of notice, unless the director objects at the beginning of the meeting to the lawfulness of calling and convening the meeting and does not participate thereafter in the meeting.

Section 3.11   ABSENT DIRECTORS. A director may give advance written consent or opposition to a proposal to be acted on at a meeting of the Board of Directors. If the director is not present at the meeting, the consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but shall be counted as the vote of a director present at the meeting in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting. The proposal acted on at the meeting must be substantially the same or have substantially the same effect as the proposal to which the director has consented or objected.

Section 3.12   QUORUM OF DIRECTORS. A majority of the directors currently holding office is a quorum for the transaction of business. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even if the withdrawal of a number of directors originally present leaves less than the proportion or number otherwise required for a quorum.

Section 3.13   ACT OF THE BOARD. Unless the BCA or the Articles of Incorporation require a larger proportion or number for a particular action, the Board of Directors shall take action by the affirmative vote of a majority of the greater of (a) the directors present at a duly held meeting at the time of the action or (b) the minimum proportion or number of directors that would constitute a quorum for the transaction of business at the meeting.

Section 3.14   COMPENSATION. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid such compensation for their services as a director as the Board of Directors may fix from time to time. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation in that capacity. Committee members shall also be paid their expenses, if any, and be compensated as the Board of Directors may determine for attending committee meetings.

Section 3.15   ACTION BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken by written action signed or consented to by authenticated electronic communication by all of the directors.

Any action that does not require approval of the shareholders may be taken by written action signed or consented to by authenticated electronic communication by the number of directors that would be required to take the same action at a meeting at which all directors were present. When written action is taken by less than all directors, all directors shall be notified immediately of its text and effective date.

The written action is effective when signed or consented to by authenticated electronic communication by the required number of directors unless a different effective time is provided in the written action.

Section 3.16   COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors, by resolution adopted by a majority of the directors currently holding office, may establish committees to serve at the pleasure of the Board of Directors and to exercise the authority of the Board of Directors to the extent provided in the resolution establishing the committee and permitted by law. A committee will consist of one or more natural persons, who need not be directors, appointed by the affirmative vote of a majority of the directors present.

Unless otherwise provided by the resolution establishing the committee, a committee may create one or more subcommittees, each consisting of one or more members of the committee, and may delegate to a subcommittee any or all of the authority of the committee.

No committee or subcommittee of the Board of Directors, unless the resolution establishing a particular committee or subcommittee expressly so provides, shall have the authority to:

(a)   Approve or adopt a resolution proposing an action for which the BCA requires shareholder approval.

(b)   Fill vacancies on the Board of Directors or on any of its committees or subcommittees or create vacancies by removing a director or committee or subcommittee member or increasing the number of directors or committee or subcommittee members.

(c)   Amend or adopt a resolution proposing an amendment to the Articles of Incorporation.

(d)   Adopt, amend, or repeal these Bylaws.

(e)   Authorize a distribution.

(f)   Authorize the issuance of shares of the Corporation.

The designation of a committee or subcommittee of the Board of Directors and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law. Minutes, if any, of committee and subcommittee meetings shall be made available upon request to members of the committee or subcommittee] and to any director.

ARTICLE IV
OFFICERS

Section 4.01   POSITIONS AND ELECTION. The officers of the Corporation shall be elected by the Board of Directors and shall be a Chief Executive Officer (the "**CEO**") and Chief Financial Officer (the "**CFO**") and any other officers, including assistant officers and agents, as may be deemed necessary by the Board of Directors. The CEO may appoint any officers, other than the CFO. Any two or more offices may be held by the same person.

Officers shall be elected annually at each meeting of the Board of Directors held after each regular meeting of shareholders. Each officer shall serve until a successor is elected and qualified or until the earlier death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next meeting of the Board of Directors.

Section 4.02   RESIGNATIONS, REMOVAL, AND VACANCIES. The Board of Directors, by a resolution approved by the affirmative vote of a majority of the directors present, may remove an officer at any time, with or without cause. The CEO may remove an officer appointed by the CEO or an officer appointed by the Board of Directors, other than the CFO, with or without cause. The removal of any officer shall be subject to any shareholder control agreement and without prejudice to the any contractual rights of the officer removed.

Any officer may resign at any time by giving written notice to the Corporation. Resignation is effective, without acceptance, when the notice is given to the Corporation, unless the notice provides a later effective date.

A vacancy due to death, resignation, removal, disqualification, or other cause may, or in the case of a vacancy in the office of the CEO or CFO shall, be filled for the unexpired portion of the term in the manner provided by the Articles of Incorporation.

Section 4.03   POWERS AND DUTIES OF OFFICERS. The powers and duties of the CEO and CFO shall be as set forth below:

Duties of Chief Executive Officer. The CEO shall (a) have general active management of the business of the Corporation; (b) when present, preside at all meetings of the shareholders and, in the absence of the Chair of the Board of Directors or if such officer shall not be elected, at all meetings of the Board of Directors; (c) see that all orders and resolutions of the Board of Directors are carried into effect; (d) sign and deliver in the name of the Corporation any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated to some other officer or agent of the Corporation by the Articles of Incorporation, these Bylaws, or the Board of Directors; (e) maintain records of and, whenever necessary, certify all proceedings of the Board of Directors and the shareholders; and (f) perform other duties prescribed by the Board of Directors.

Duties of the Chief Financial Officer. The CFO shall (a) keep accurate financial records for the Corporation; (b) deposit all money, drafts, and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board of Directors; (c) endorse for deposit all notes, checks, and drafts received by the Corporation as ordered by the Board of Directors, making proper vouchers therefore; (d) disburse corporate funds and issue checks and drafts in the name of the Corporation, as ordered by the Board of Directors; (e) render to the CEO and the Board of Directors, whenever requested, an account of all transactions by the CFO and of the financial condition of the Corporation; and (f) perform other duties prescribed by the Board of Directors or by the CEO.

The powers, rights, duties, responsibilities, and terms in office of any other officers shall be as set forth from time to time by resolution of the Board of Directors.

In the absence of a designation of the powers, rights, duties, responsibilities, and terms in office, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to the Corporation subject to the control of the Board of Directors. Officers may delegate some or all of the duties and powers of an office to other persons.

Section 4.04   All agreements of the Corporation shall be executed on behalf of the Corporation by (a) the CEO, (b) such other officer or employee of the Corporation authorized in writing by the CEO, with such limitations or restrictions on such authority as the CEO deems appropriate, or (c) such other person as may be authorized by the Board of Directors.


ARTICLE V
INDEMNIFICATION OF DIRECTORS AND OFFICERS


Section 5.01 INDEMNIFICATION. The Corporation shall indemnify a person made or threatened to be made a party to a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding by reason of the former or present official capacity of the person (a "**Covered Person**"), against judgments, penalties, fines (including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan), settlements, and reasonable expenses (including attorneys' fees and disbursements) incurred by the Covered Person in connection with the proceeding, if, with respect to the acts or omissions of the Covered Person complained of in the proceeding, the Covered Person:

(a) Has not been indemnified by another organization or employee benefit plan.

(b) Acted in good faith.

(c) Received no improper personal benefit and, in the case of a director, disclosed any material financial interest.

(d) Had no reason to believe the conduct was unlawful, in the case of a criminal proceeding.

(e) Reasonably believed that the conduct was in (or not opposed to) the Corporation's best interests.

The termination of a proceeding by judgment, order, settlement, conviction, or plea of nolo contendere or its equivalent does not, by itself, establish that a Covered Person failed to meet the criteria set forth in this Section.

Section 5.02 ADVANCEMENT OF EXPENSES. The Corporation shall pay or reimburse reasonable expenses (including attorneys' fees and disbursements) incurred by a Covered Person in advance of the final disposition of the proceeding if the Corporation:

(a) Receives, in writing:

(i) an affirmation by the Covered Person of the Covered Person's good faith belief that the Covered Person meets the criteria for indemnification set forth in the BCA; and

(ii) an undertaking by the Covered Person to repay the amount so advanced if it is ultimately determined that the Covered Person did not meet the criteria for indemnification set forth in the BCA.

(b) Determines that the facts, as then known to those making the determination, do not preclude indemnification.

ARTICLE VI
SHARE CERTIFICATES AND TRANSFER

Section 6.01   REGISTERED SHAREHOLDERS. The Corporation may treat the holder of record of any shares issued by the Corporation as the holder in fact thereof, for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with the laws of the Minnesota, or giving proxies with respect to those shares.

Section 6.02   UNCERTIFICATED SHARES. The shares of the Corporation shall be uncertificated shares. The Corporation shall, within a reasonable time after the issuance or transfer of uncertificated shares, send to the new owner of the shares the following information:

      (a)   The name of the Corporation.

      (b)   A statement that the Corporation is incorporated under the laws of Minnesota.

      (c)   The name of the person to whom it the shares are issued.

      (d)   The number and class of shares, and the designation of the series, if any.

Section 6.03   TRANSFER OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof or by such person's attorney lawfully made in writing. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share records of the Corporation by an entry showing from and to whom the shares were transferred. Any restrictions on transfers of shares shall be conspicuously noted on the face or back of the certificate representing the shares or included in information sent to the holder of the shares, if the shares are uncertificated.

Section 6.04   LOST CERTIFICATES. The Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation, upon receiving notice from a person claiming the certificate to be lost, apparently destroyed, or wrongfully taken, before the Corporation receives notice that the certificate has been acquired by a protected purchaser. As a condition precedent to the issuance of a new certificate, the owner of the lost, apparently destroyed, or wrongfully taken certificate must file a sufficient indemnity bond with the Corporation and satisfy any other reasonable requirements set by the Corporation.

Section 6.05   DISTRIBUTIONS AND SHARE DIVIDENDS. The Board of Directors may from time to time declare, and the Corporation may make, distributions to its shareholders in cash or other property (other than shares of the Corporation), or a dividend of shares of the Corporation, to the extent permitted by the BCA, the Articles of Incorporation, these Bylaws.

ARTICLE VII
GENERAL PROVISIONS

Section 7.01   CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 7.02   FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 7.03   CONFLICT WITH APPLICABLE LAW OR ARTICLES OF INCORPORATION. These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

Section 7.04   INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

ARTICLE VIII
AMENDMENT OF BYLAWS

Section 8.01   Subject to any limitations imposed by and in accordance with the provisions of the BCA, the Board of Directors shall have the power to adopt, amend, or repeal bylaws.

Section 8.02   Subject to any limitations imposed by and in accordance with the provisions of the BCA, the shareholders may adopt, amend, or repeal bylaws as follows:

(a)   The shareholders may adopt, amend, or repeal any bylaw that, under the BCA, may not be adopted, amended, or repealed by the Board of Directors.

(b)   A shareholder or shareholders holding 3% or more of the voting power of the shares entitled to vote may propose a resolution for action by the shareholders to adopt, amend, or repeal a bylaw adopted, amended, or repealed by the Board of Directors.